Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

Shenzhen, China, April 24, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announces its financial results for the fourth quarter and fiscal year ended December 31, 2019.

Dr. Zhou Pengwu, the Chairman and CEO of the Company, commented, “We are excited to announce that we achieved record revenues and gross profit for fiscal year 2019, which represented a year-over-year increase of 14.2% and 18.0%, respectively. We continued to identify, acquire and integrate treatment centers as one of our core strategies, and established five and acquired three treatment centers (for two of which, by acquiring additional equity interest) in 2019. We believe that our customers associate our brand with trust and reliability. Active customers continued to grow rapidly with a year-over-year increase of 43.0% and reached 255,395 for 2019, and repeat customers accounted for 53.8% of active customer base for 2019. In 2019, the total number of treatments was 536,469, an increase of 45.9% from 367,656 in 2018.”

Dr. Zhou continued, “We joined the fight against COVID-19 in China. Our top priority was to ensure the health and safety of our customers, employees and their families, and we postponed the resumption of operations of its aesthetic treatment centers in China after the Chinese New Year holiday in 2020. Since late February 2020, we have taken proper precautionary measures and gradually reopened our aesthetic treatment centers. By the end of March, all of our aesthetic treatment centers in China resumed operations. We will continue monitoring the latest developments and taking appropriate measures in response.”

Fourth Quarter 2019 Unaudited Financial Highlights

•                  Total revenue was RMB238.1 million (US$34.2 million), an increase of 11.5% from RMB213.5 million in the fourth quarter of 2018.

•                  Gross profit was RMB162.2 million (US$23.3 million), an increase of 7.6% from RMB150.7 million in the fourth quarter of 2018.

•                  Gross margin was 68.1%, a decrease of 2.5 percentage points from 70.6% in the fourth quarter of 2018.

•                  Loss for the period was RMB60.6 million (US$8.7 million), compared with a loss of RMB281.3 million in the fourth quarter of 2018.

•                  EBITDA1 for the period was RMB-35.2 million (US$-5.1 million), a decrease of 86.7% from RMB-264.1 million in the fourth quarter of 2018.

•                  Adjusted profit1 for the period was RMB7.0 million (US$1.0 million), a decrease of 58.6% from RMB16.9 million in the fourth quarter of 2018. We recognized net effect of RMB2.3 million expenses, including depreciation expense of RMB11.1 million for right-of-use asset, finance cost for lease liabilities of RMB3.2 million deducted by rental expenses of RMB12.0 million payable according to the contract, due to adoption of IFRS 16.

•                  Adjusted EBITDA1 for the period was RMB31.8 million (US$4.6 million), a decrease of 3.6% from RMB33.0 million in the fourth quarter of 2018.

•                  Basic loss per share was RMB0.99 (US$0.14), compared with basic loss per share of RMB6.87 in the fourth quarter of 2018. Diluted loss per share was RMB0.99 (US$0.14), compared with diluted loss per share of RMB6.87 in the fourth quarter of 2018.

Fiscal Year 2019 Unaudited Financial Highlights

•                  Total revenue was RMB869.1 million (US$124.8 million), an increase of 14.2% from RMB761.3 million in 2018.

•                  Gross profit was RMB593.1 million (US$85.2 million), an increase of 18.0% from RMB502.7 million in 2018.

•                  Gross margin was 68.2%, an increase of 2.2 percentage points from 66.0% in 2018.

•                  Profit for the year was RMB138.3million (US$19.9 million), compared with a loss of RMB252.5 million in 2018.

•                  EBITDA1 for the year was RMB260.5 million (US$37.4 million), an increase of 235.3% from RMB-192.6 million in 2018.

•                  Adjusted profit1 for the year was RMB69.1 million (US$9.9 million), an increase of 19.3% from RMB57.9 million in 2018. We recognized net effect of RMB9.2 million expenses, including depreciation expense of RMB45.1 million for right-of-use asset, finance cost for lease liabilities of RMB12.8 million deducted by rental expenses of RMB48.7 million payable according to the contract, due to adoption of IFRS 16.

•                  Adjusted EBITDA1 for the year was RMB187.1 million (US$26.9 million), an increase of 65.4% from RMB113.1 million in 2018.

•                  Basic earnings per share was RMB2.96 (US$0.43), compared with basic loss per share of RMB6.22 in 2018. Diluted loss per share was RMB0.78 (US$0.11), compared with diluted loss per share of RMB6.22 in 2018.

1  EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Fourth Quarter 2018 and 2019 Operational Highlights

	For the Three Months Ended December 31,
	2018		2019		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	22,939	46.0%	38,714	46.2%	68.8%
Repeat Customers	26,958	54.0%	45,131	53.8%	67.4%
Total Active Customers	49,897	100.0%	83,845	100.0%	68.0%

•                  Repeat customers accounted for 53.8% of active customer base.

•                  The total number of treatments was 176,052, an increase of 43.9% from 122,334 in the fourth quarter of 2018.

Fiscal Year 2018 and 2019 Operational Highlights

	For the Year Ended December 31,
	2018		2019		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	82,004	45.9%	117,974	46.2%	43.9%
Repeat Customers	96,653	54.1%	137,421	53.8%	42.2%
Total Active Customers	178,657	100.0%	255,395	100.0%	43.0%

•                  Repeat customers accounted for 53.8% of active customer base.

•                  The total number of treatments was 536,469 in fiscal year 2019, an increase of 45.9% from 367,656 in the same period of 2018.

Fourth Quarter 2019 Unaudited Financial Results

	For the Three Months Ended December 31,
(RMB millions, except per share data and percentages)	2019	2018	% Change
Revenue	238.1	213.5	11.5%
Non-surgical aesthetic medical services	143.7	112.0	28.3%
Minimally invasive aesthetic treatments	68.9	58.8	17.2%
Energy-based treatments	74.8	53.2	40.6%
Surgical aesthetic medical services	80.9	90.2	-10.3%
General healthcare services and other aesthetic medical services	13.5	11.3	19.5%
Gross profit	162.2	150.7	7.6%
Gross margin	68.1%	70.6%	-2.5 pp *
Loss for the period	(60.6)	(281.3)	78.5%
Profit margin	-25.5%	-131.8%	106.3 pp *
EBITDA	(35.2)	(264.1)	86.7%
Adjusted EBITDA**	31.8	33.0	-3.6%
Adjusted EBITDA margin	13.4%	15.5%	-2.1 pp *
Adjusted profit**	7.0	16.9	-58.6%
Adjusted profit margin	2.9%	7.9%	-5.0 pp *
Basic loss per share	(0.99)	(6.87)	85.6%
Diluted loss per share	(0.99)	(6.87)	85.6%

Notes:

*   pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB238.1 million (US$34.2 million), an increase of 11.5% from RMB213.5 million in the fourth quarter of 2018, primarily due to the rapid growth of non-surgical aesthetic medical services especially energy-based treatments.

Revenue from non-surgical aesthetic medical services was RMB143.7 million (US$20.6 million), an increase of 28.3% from RMB112.0 million in the fourth quarter of 2018.  Revenue from minimally invasive aesthetic treatments was RMB68.9 million (US$9.9 million), an increase of 17.2% from RMB58.8 million in the fourth quarter of 2018. Revenue from energy-based treatments was RMB74.8 million (US$10.7 million), an increase of 40.6% from RMB53.2 in the fourth quarter of 2018. The rapid growth of non-surgical aesthetic medical services is a result of the Company’s effective strategy to attract customers by offering a small number of low average selling price treatments, holding promotional events (such as VIP sale events to celebrate our listing and a marketing campaign during China’s November online shopping festival), and enhanced advertising efforts.

Revenue from surgical aesthetic medical services was RMB80.9 million (US$11.6 million), a decrease of 10.3% from RMB90.2 million in the fourth quarter of 2018, primarily due to the decline of average selling price, partially offset by the increase of number of treatments .

Revenue from general healthcare services and other aesthetic medical services was RMB13.5 million (US$1.9 million), an increase of 19.5% from RMB11.3 million in the fourth quarter of 2018, primarily due to the fast growth of revenue from aesthetic dentistry department in the fourth quarter of 2019.

Cost of sales and services rendered

Cost of sales and services rendered was RMB75.9 million (US$10.9 million), an increase of 20.9% from RMB62.8 million in the fourth quarter of 2018, primarily due to the increase of number of treatments across different segments.

Gross profit

Gross profit was RMB162.2 million (US$23.3 million), an increase of 7.6% from RMB150.7 million in the fourth quarter of 2018. Gross profit margin was 68.1%, a decrease of 2.5 percentage points from 70.6% in the fourth quarter of 2018 as we adjusted our pricing strategy to market more low ASP products to attract young customers and stay competitive and enhanced marketing and advertising efforts.

Gross profit of non-surgical aesthetic medical services was RMB95.8 million (US$13.8 million), an increase of 13.9% from RMB84.1 million in the fourth quarter of 2018. Gross profit margin was 66.7%, a decrease from 75.1% in the fourth quarter of 2018.

Gross profit of minimally invasive aesthetic treatments was RMB46.0 million (US$6.6 million), an increase of 0.7% from RMB45.7 million in the fourth quarter of 2018. Gross profit margin was 66.8%, a decrease from 77.7% in the fourth quarter of 2018.

Gross profit of energy-based treatments was RMB49.8 million (US$7.2 million), an increase of 29.7% from RMB38.4 million in the fourth quarter of 2018. Gross profit margin was 66.5%, a decrease from 72.2% in the fourth quarter of 2018.

Gross profit of surgical aesthetic medical services was RMB60.5 million (US$8.7 million), a decrease of 3.7% from RMB62.8 million in the fourth quarter of 2018. Gross profit margin was 74.8%, an increase from 69.6% in the fourth quarter of 2018.

Gross profit of general healthcare services and other aesthetic medical services was RMB5.9 million (US$0.8 million), an increase of 55.3% from RMB3.8 million in the fourth quarter of 2018. Gross profit margin was 43.7%, an increase from 33.6% in the fourth quarter of 2018.

Selling expenses

Selling expenses were RMB144.3 million (US$20.7 million), representing 60.6% of the Company’s total revenue of the same period, compared to selling expenses of RMB95.6 million in the fourth quarter of 2018, which represented 44.8% of the Company’s total revenue of the same period. Selling expenses increased by 50.9% from the fourth quarter of 2018, as a result of our enhanced marketing efforts in both traditional and new media platforms.

General and administrative expenses

General and administrative expenses were RMB76.6 million (US$11.0 million), an increase of 103.2% from RMB37.7 million in the fourth quarter of 2018, primarily due to the increase in our employee benefit expenses of share-based compensation and the expenses related to our initial public offering and listing.

Loss for the period

Loss for the fourth quarter of 2019 was RMB60.6 million (US$8.7 million), compared with a loss of RMB281.3 million in the fourth quarter of 2018. Basic loss per share was RMB0.99 (US$0.14), compared with basic loss per share of RMB6.87 in the fourth quarter of 2018. Diluted loss per share was RMB0.99 (US$0.14), compared with diluted loss per share of RMB6.87 in the fourth quarter of 2018.

Certain Non-IFRS items

Loss for the fourth quarter of 2019 was RMB60.6 million (US$8.7 million), compared with a loss of RMB281.3 million in the fourth quarter of 2018.

EBITDA for the fourth quarter of 2019 was RMB-35.2 million (US$-5.1 million), a decrease of 86.7% from RMB-264.1 million in the fourth quarter of 2018.

Adjusted profit for the fourth quarter of 2019 was RMB7.0 million (US$1.0 million), a decrease of 58.6% from RMB16.9 million in the fourth quarter of 2018.

Adjusted EBITDA for the fourth quarter of 2019 was RMB31.8 million (US$4.6 million), a decrease of 3.6% from RMB33.0 million in the fourth quarter of 2018.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Fourth Quarter 2018 and 2019 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 53.8% of the Company’s active customer base in the fourth quarter of 2019.

Number of treatments

The Company conducted a total of 176,052 treatments, including 23,910 surgical treatments and 141,081 non-surgical treatments, in the fourth quarter of 2019, representing an increase of 43.9%, 7.0%, and 100.8%, respectively, from 122,334 total treatments, 22,345 surgical treatments, and 70,246 non-surgical treatments in the fourth quarter of 2018.

For fiscal year 2019, the Company conducted a total of 536,469 treatments, including 90,658 surgical treatments and 404,316 non-surgical treatments, in 2019, representing an increase of 45.9%, 42.6%, and 71.8%, respectively, from 367,656 total treatments, 63,553 surgical treatments, and 235,367 non-surgical treatments in 2018.

Fiscal Year 2018 and 2019 Unaudited Financial Results

	For the Year Ended December 31,
(RMB millions, except per share data and percentages)	2019	2018	% Change
Revenue	869.1	761.3	14.2%
Non-surgical aesthetic medical services	489.6	373.3	31.2%
Minimally invasive aesthetic treatments	224.2	199.1	12.6%
Energy-based treatments	265.4	174.2	52.4%
Surgical aesthetic medical services	319.2	313.9	1.7%
General healthcare services and other aesthetic medical services	60.3	74.1	-18.6%
Gross profit	593.1	502.7	18.0%
Gross margin	68.2%	66.0%	2.2 pp *
Profit/(loss) for the year	138.3	(252.5)	154.8%
Profit margin	15.9%	-33.2%	49.1 pp *
EBITDA	260.5	(192.6)	235.3%
Adjusted EBITDA**	187.1	113.1	65.4%
Adjusted EBITDA margin	21.5%	14.9%	6.6 pp *
Adjusted profit**	69.1	57.9	19.3%
Adjusted profit margin	8.0%	7.6%	0.4 pp *
Basic (loss)/earnings per share	2.96	(6.22)	147.6%
Diluted (loss)/earnings per share	(0.78)	(6.22)	87.5%

Notes:

*   pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB869.1 million (US$124.8 million), an increase of 14.2% from RMB761.3 million in 2018.

Revenue from non-surgical aesthetic medical services was RMB489.6 million (US$70.3 million), an increase of 31.2% from RMB373.3 million in 2018, as a result of primarily resulting from the acquisition of new customers through our successful marketing efforts, particularly the increased use of new media channels. Revenue from minimally invasive aesthetic treatments was RMB224.2 million (US$32.2 million), an increase of 12.6% from RMB199.1 million in 2018. Revenue from energy-based treatments was RMB265.4 million (US$38.1 million), an increase of 52.4% from RMB174.2 million in 2018.

Revenue from surgical aesthetic medical services was RMB319.2 million (US$45.9 million), an increase of 1.7% from RMB313.9 million in 2018. The increase was primarily due to an increase in number of treatments, partially offset by the decline of average selling price resulted from change of product mix.

Revenue from general healthcare services and other aesthetic medical services was RMB60.3 million (US$8.7 million), a decrease of 18.6% from RMB74.1 million in 2018, primarily due to our strategic shift towards aesthetic medical services.

Cost of sales and services rendered

Cost of sales and services rendered was RMB275.9 million (US$39.6 million), an increase of 6.7% from RMB258.6 million in 2018, primarily as a result of an increase in number of treatment across different segments.

Gross profit

Gross profit was RMB593.1 million (US$85.2 million), an increase of 18.0% from RMB502.7 million in 2018. Gross margin was 68.2%, an increase of 2.2 percentage points from 66.0% in 2018, primarily due to the significant increase in the number of non-surgical procedures performed, especially energy-based treatments, which had a relatively higher margin, partially offset by our adjusted pricing strategy.

Gross profit of non-surgical aesthetic medical services was RMB350.3 million (US$50.3 million), an increase of 39.3% from RMB251.5 million in 2018. Gross profit margin was 71.5%, an increase from 67.4% in 2018.

Gross profit of minimally invasive aesthetic treatments was RMB154.8 million (US$22.2 million), an increase of 10.9% from RMB139.6 million in 2018. Gross profit margin was 69.0%, a decrease from 70.1% in 2018.

Gross profit of energy-based treatments was RMB195.5 million (US$28.1 million), an increase of 74.7% from RMB111.9 million in 2018. Gross profit margin was 73.7%, an increase from 64.2% in 2018.

Gross profit of surgical aesthetic medical services was RMB211.1 million (US$30.3 million), a decrease of 1.2% from RMB208.5 million in 2018. Gross profit margin was 66.1%, a decrease from 66.4% in 2018.

Gross profit of general healthcare services and other aesthetic medical services was RMB31.7 million (US$4.6 million), a decrease of 25.9% from RMB42.8 million in 2018. Gross profit margin was 52.6%, a decrease from 57.7% in 2018, as a result of the government’s stricter regulations on the pricing of general health services provided by privately-owned hospitals.

Selling expenses

Selling expenses were RMB413.1 million (US$59.3 million), representing 47.5% of the Company’s total revenue of the same period, compared to selling expenses of RMB333.5 million in 2018, which represented 43.8% of the Company’s total revenue of the same period. Selling expenses increased by 23.9% from 2018, as a result of our enhanced marketing efforts in both traditional and new media platforms.

General and administrative expenses

General and administrative expenses were RMB196.3 million (US$28.2 million), an increase of 70.0% from RMB115.5 million in 2018, primarily due to the increase in our employee benefit expenses of share-based compensation and the expenses related to our initial public offering and listing.

Profit/(loss) for the period

Profit for fiscal year 2019 was RMB138.3 million (US$19.9 million), compared with a loss of RMB252.5 million in 2018. Basic earnings per share was RMB2.96 (US$0.43), compared with basic loss per share of RMB6.22 in 2018. Diluted earnings per share was RMB2.96 (US$0.43), compared with diluted loss per share of RMB6.22 in 2018.

Certain Non-IFRS items

Profit for fiscal year 2019 was RMB138.3 million (US$19.9 million), compared with a loss of RMB252.5 million in 2018.

EBITDA for fiscal year 2019 was RMB260.5 million (US$37.4 million), an increase of 235.3% from RMB-192.6 million in 2018.

Adjusted profit for fiscal year 2019 was RMB69.1 million (US$9.9 million), an increase of 19.3% from RMB57.9 million in 2018.

Adjusted EBITDA for fiscal year 2019 was RMB187.1 million (US$26.9 million), an increase of 65.4% from RMB113.1 million in 2018.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS.

For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Certain balance sheet items

Cash and cash equivalents amounted to RMB154.5 million (US$22.2 million) as of December 31, 2019, compared to RMB101.9 million as of December 31, 2018, increase was primarily a result of the proceeds we received from our initial public offering, partially offset by our redemption of certain outstanding convertible note in November 2019.

The Company has adopted the accounting policy of IFRS 16 Leases from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new lease standard were therefore recognized in the opening balance on January 1, 2019. Under the new lease standard, the Company recognized RMB196.4 million (US$28.2 million) of the right-of-use assets, RMB36.3 million (US$5.2 million) of current lease liabilities and RMB165.6 million (US$23.8 million) of non-current lease liabilities as of December 31, 2019.

Certain cash flow items

Net cash generated from operating activities was RMB86.8 million (US$12.5 million) in 2019, compared to RMB4.9 million in2018.

Net cash used in investing activities was RMB114.2 million (US$16.4 million) in 2019, compared to RMB76.2 million in 2018.

Net cash generated from financing activities was RMB79.6 million (US$11.4 million) in 2019, compared to RMB66.7 million in 2018.

Liquidity and capital resources

We had net current liabilities of RMB0.6 million as at December 31, 2019. We expect that the outbreak of COVID-19 will have material and adverse impacts on our cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. We have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.9618 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2019.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value losses/(gains) of convertible redeemable preferred shares, fair value losses/(gains) of convertible note, fair value losses/(gains) of exchangeable note liabilities, fair value losses/(gains) of derivative financial instrument, share-based compensation expense, other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, roadshow and marketing expenses, impairment loss in respect of goodwill, loss on disposal of Wuhan Pengai and exchange loss.

Adjusted profit represents profit for the period/year, adjusted to exclude fair value losses/(gains) of convertible redeemable preferred shares, fair value losses/(gains) of convertible note, fair value losses/(gains) of exchangeable note liabilities, fair value losses/(gains) of derivative financial instrument, interest expense on convertible note, share-based compensation expense, and other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, roadshow and marketing expenses, impairment loss in respect of goodwill, loss on disposal of Wuhan Pengai and exchange loss.

EBITDA, Adjusted EBITDA and Adjusted profit are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We present EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because we believe that they facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by various items.

Recent Developments

We continue to expand our footprint. On December 30, 2019, we announced the openings of two new satellite clinics — Fenghua Pengai Aesthetic Clinic and Deqing Pengai Aesthetic Clinic where we hold the respective majority equity interest. In March 2020, we entered into definitive agreements (the “Agreements”) to acquire controlling interest in two treatment centers. Pursuant to the Agreements, we will acquire 80% equity interest in Shanghai Mingyue Aesthetic Medical Co., Ltd., a high-end aesthetic medical service provider in Shanghai, and acquire, through several tranches of payments, 70% equity interest in Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., an aesthetic medical service provider in Xi’an, Shaanxi.

We are firmly committed to our customers and community. In January 2020, we launched the Four Beauties, a new set of hyaluronic acid-based skincare products. In February 2020, we carried out a charity campaign to help combat the COVID-19. Through our treatment centers across the country, we intensified the efforts to help people in need. We organized charity fund raising activities among our employees and their family members, donated protective masks, thermometers and other medical supplies to the community, and allocated medical supplies for patients and healthcare personnel battling at the frontline.

Business Outlook

As a result of the coronavirus pandemic outbreak, we have lowered our expectations for growth in the first quarter of 2020. While the duration of the current COVID-19 and its negative impact to market demand and our business cannot be reasonably estimated at this time, we currently expect our revenue for the first quarter of 2020 to decrease year-over-year by approximately 50%, which, subject to change, reflects current and preliminary view based on best information available at the time. We will continue to monitor and evaluate the financial impacts to us.

Conference Call Information

The Company’s management will hold an earnings conference call on April 24, 2020, at 8:00 AM U.S. Eastern Time (5:00 am Pacific Time/ 8:00 pm Beijing Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	April 24, 2020
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until May 1, 2020. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10142306.

A live and archived webcast of the call will also be available on AIH’s website at: https://ir.aihgroup.net. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 December	31 December
	2018	2019	2019
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment	235,028	519,323	74,596
Investment properties	47,168	15,373	2,208
Intangible assets	67,712	175,417	25,197
Investments accounted for using the equity method	26,244	10,256	1,473
Prepayments and deposits	5,166	42,298	6,076
Deferred income tax assets	12,254	19,774	2,840
	393,572	782,441	112,390

Current assets
Inventories	21,143	26,120	3,752
Trade receivables	10,760	9,705	1,394
Other receivables, deposits and prepayments	89,480	71,278	10,238
Amounts due from related parties	55,354	3,101	445
Cash and cash equivalents	101,886	154,490	22,191
	278,623	264,694	38,020
Assets held-for-sale	4,344	—	—
	282,967	264,694	38,020

Total assets	676,539	1,047,135	150,410

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	265	469	67
Treasury shares	—	(41)	(6)
Accumulated losses	(373,920)	(242,232)	(34,794)
Other reserves	95,245	789,285	113,374
	(278,410)	547,481	78,641
Non-controlling interests	29,054	43,117	6,193
Total (deficit)/equity	(249,356)	590,598	84,834

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 December	31 December
	2018	2019	2019
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)

LIABILITIES
Non-current liabilities
Borrowings	19,876	12,917	1,855
Lease liabilities	—	165,615	23,789
Convertible redeemable preferred shares	476,112	—	—
Convertible note	70,598	—	—
Exchangeable note liabilities	185,745	—	—
Derivative financial instrument	301	—	—
Deferred income tax liabilities	1,971	12,703	1,825
	754,603	191,235	27,469

LIABILITIES
Current liabilities
Trade payables	14,356	17,017	2,444
Accruals, other payables and provisions	57,992	58,439	8,394
Amounts due to related parties	218	626	90
Contract liabilities	5,996	5,542	796
Borrowings	77,130	127,470	18,310
Lease liabilities	—	36,266	5,209
Current income tax liabilities	13,611	19,942	2,864
	169,303	265,302	38,107
Liabilities held-for-sale	1,989	—	—
	171,292	265,302	38,107

Total liabilities	925,895	456,537	65,576

Total equity and liabilities	676,539	1,047,135	150,410

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended			Twelve months ended
	31 December	31 December	31 December	31 December	31 December	31 December
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Revenue	213,476	238,084	34,199	761,306	869,050	124,831
Cost of sales and services rendered	(62,795)	(75,859)	(10,896)	(258,567)	(275,948)	(39,637)

Gross profit	150,681	162,225	23,303	502,739	593,102	85,194
Selling expenses	(95,574)	(144,311)	(20,729)	(333,526)	(413,068)	(59,334)
General and administrative expenses	(37,662)	(76,642)	(11,009)	(115,485)	(196,329)	(28,201)
Finance costs, net	(2,439)	(5,646)	(811)	(8,922)	(23,905)	(3,434)
Other gains, net	2,637	1,624	233	12,118	18,669	2,682
Fair value gain of convertible redeemable preferred shares	(226,248)	—	—	(226,248)	136,656	19,629
Fair value gain of convertible note	(9,152)	1,568	225	(9,152)	(5,193)	(746)
Fair value gain of exchangeable note liabilities	(56,925)	—	—	(56,925)	45,274	6,503
Fair value gain of derivative financial instrument	(301)	—	—	(301)	301	43
Impairment loss in respect of goodwill	—	(1,405)	(202)	—	(1,405)	(202)
Share of profits/(losses) of investments accounted for using the equity method	482	(307)	(44)	1,730	(1,738)	(250)

(Loss)/profit before income tax	(274,501)	(62,894)	(9,034)	(233,972)	152,364	21,884
Income tax expense	(6,822)	2,295	330	(18,508)	(14,036)	(2,016)
(Loss)/profit for the period/year	(281,323)	(60,599)	(8,704)	(252,480)	138,328	19,868

Items that may be subsequently reclassified to profit or loss
Currency translation differences	298	831	119	1,088	672	97
Total other comprehensive income/(loss) for the period/year, net of tax	298	831	119	1,088	672	97
Total comprehensive (loss)/income for the period/year	(281,025)	(59,768)	(8,585)	(251,392)	139,000	19,965

(Loss)/profit attributable to:
Owners of the Company	(283,230)	(58,418)	(8,391)	(255,237)	136,309	19,578
Non-controlling interests	1,907	(2,181)	(313)	2,757	2,019	290
(Loss)/profit for the period/year	(281,323)	(60,599)	(8,704)	(252,480)	138,328	19,868

(Loss)/earnings per share for profit attributable to owners of the company (in RMB per share)
—Basic	(6.87)	(0.99)	(0.14)	(6.22)	2.96	0.43
—Diluted	(6.87)	(0.99)	(0.14)	(6.22)	(0.78)	(0.11)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(282,754)	(57,587)	(8,272)	(254,149)	136,981	19,675
Non-controlling interests	1,729	(2,181)	(313)	2,757	2,019	290
Total comprehensive (loss)/income for the period/year	(281,025)	(59,768)	(8,585)	(251,392)	139,000	19,965

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
EBITDA and Adjusted EBITDA
(Loss)/profit before income tax for the period/year	(274,501)	(62,894)	(9,034)	(233,972)	152,364	21,886
Adjustments
+ Finance costs	2,519	5,748	826	9,244	24,293	3,489
+ Amortisation and depreciation	7,918	21,985	3,158	32,140	83,834	12,042
EBITDA	(264,064)	(35,161)	(5,050)	(192,588)	260,491	37,417

+/- Fair value losses/(gains) of convertible redeemable preferred shares	226,248	—	—	226,248	(136,656)	(19,629)
+/- Fair value losses/(gains) of convertible note	9,152	(1,568)	(225)	9,152	5,193	746
+/- Fair value losses/(gains) of derivative financial instruments	301	—	—	301	(301)	(43)
+/- Fair value losses/(gains) of exchangeable note	56,925	—	—	56,925	(45,274)	(6,503)
+ Share-based compensation expense	—	22,664	3,255	—	47,788	6,864
+ Professional fees	3,208	7,710	1,107	8,055	12,064	1,733
+ IT-related expenses paid to a related party	1,250	520	75	5,000	3,020	434
+ Roadshow and marketing expenses	—	31,098	4,467	—	32,220	4,682
+ Impairment loss in respect of goodwill	—	1,405	202	—	1,405	202
+ Loss on disposal of Wuhan	—	—	—	—	2,070	297
+ Exchange loss	—	5,123	736	—	5,123	736
Adjusted EBITDA	33,020	31,791	4,567	113,093	187,143	26,882

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Adjusted Profit
(Loss)/profit for the period/year	(281,323)	(60,599)	(8,705)	(252,480)	138,328	19,870
Adjustments
+/- Fair value losses/(gains) of convertible redeemable preferred shares	226,248	—	—	226,248	(136,656)	(19,629)
+/- Fair value losses/(gains) of convertible note	9,152	(1,568)	(225)	9,152	5,193	746
+/- Fair value losses/(gains) of derivative financial instruments	301	—	—	301	(301)	(43)
+/- Fair value losses/(gains) of exchangeable note	56,925	—	—	56,925	(45,274)	(6,503)
+ Interest expense on convertible note	1,183	661	95	4,660	4,144	595
+ Share-based compensation expense	—	22,664	3,255	—	47,788	6,864
+ Professional fees	3,208	7,710	1,107	8,055	12,064	1,733
+ IT-related expenses paid to a related party	1,250	520	75	5,000	3,020	434
+ Roadshow and marketing expenses	—	31,098	4,467	—	32,220	4,628
+ Impairment loss in respect of goodwill	—	1,405	202	—	1,405	202
+ Loss on disposal of Wuhan	—	—	—	—	2,070	297
+ Exchange loss	—	5,123	736	—	5,123	736
Adjusted Profit	16,944	7,014	1,007	57,861	69,124	9,930